Exhibit 99.3

TREASURY OFFERING OF COMMON SHARES

Term Sheet	September 21, 2015

A final base shelf prospectus containing important information relating to the Common Shares (as defined below) described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable prospectus supplement that has been filed is required to be delivered to investors in Canada with this document.

This document does not provide full disclosure of all material facts relating to the Common Shares. Investors should read the final base shelf prospectus, any amendment and any applicable prospectus supplement for disclosure of those facts, especially risk factors relating to the Common Shares, before making an investment decision. A registration statement relating to the offered Common Shares (File no. 333-205596) has been filed with the United States Securities and Exchange Commission (the “SEC”) and has become effective, and a prospectus supplement thereto has been filed with the SEC. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Issuer:	Concordia Healthcare Corp. (the “Company”).

Offering:	Treasury offering (the “Offering”) of 8,000,000 common shares of the Company (the “Common Shares”).

Offering Price:	US$[ ] per Common Share (the “Offering Price”).

Issue Amount:	US$[ ] (before giving effect to any exercise of the Underwriters’ Option).

Underwriters’ Option:	The Company has granted the underwriters an option to purchase from the Company up to an additional [ ] Common Shares (equal to [ ]% of initial Common Shares being offered) at the Offering Price to cover sales by the underwriters of a greater number of Common Shares than the total number of initial Common Shares set forth above, if any (the “Underwriters’ Option”). The Underwriters’ Option is exercisable, in whole or in part, at any time up to the 30th day after and including the date of the closing of the Offering.

Use of Proceeds:	The net proceeds of the Offering will be used to fund, in part: (i) a portion of the purchase price for the acquisition of all of the outstanding shares in the capital of Amdipharm Mercury Limited (the “Acquisition”); and (ii) the fees and expenses incurred in connection with the Acquisition. In the event the Underwriters’ Option is exercised, any additional net proceeds will be allocated to the partial satisfaction of the purchase price for the Acquisition and/or general corporate purposes.

TREASURY OFFERING OF COMMON SHARES

In the event that the closing of the Acquisition does not occur, the net proceeds from the Offering (before deducting expenses of the Offering) will initially be added to the Company’s working capital and will subsequently be applied to fund future acquisitions in furtherance of the Company’s business plan and for general corporate purposes and, with available cash on hand, to potentially repay certain debt obligations of the Company.

Form of Offering:	Marketed underwritten public offering by way of a prospectus supplement to a base shelf prospectus filed in all provinces of Canada. Registered offering in the U.S. by way of Form F-10 registration statement and prospectus and a related prospectus supplement. Offered internationally as expressly permitted by the Company.

Listing:	The Company has applied to list the Common Shares on the Toronto Stock Exchange (the “TSX”). The Common Shares will be listed on the NASDAQ Global Select Market (“NASDAQ”), upon official notice of issuance. The existing Common Shares are currently listed on the TSX under the symbol “CXR” and on NASDAQ under the symbol “CXRX”.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs and DPSPs.

Underwriters:	Goldman Sachs, RBC Capital Markets, Credit Suisse and Jefferies.

Commission:	3.75%.

Pricing:	Expected on or about September 24, 2015.

Closing:	On or about September 30, 2015, or on such other date as the Company and Goldman Sachs and RBC Capital Markets, on behalf of the underwriters, may mutually agree.

The offering of these securities will be made only by means of a prospectus and a related prospectus supplement. When available, copies of the preliminary prospectus supplement, prospectus supplement and accompanying prospectus related to the offering may be obtained from: Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 1-212-902-9316 or by emailing prospectus-ny@ny.email.gs.com; RBC Capital Markets, Attention: Distribution Centre, RBC Wellington Square, 8th Floor, 180 Wellington St. W., Toronto, Ontario, M5J OC2, Distribution.RBCDS@rbccm.com; Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010, by telephone 1-800-221-1037, or by email: newyork.prospectus@credit-suisse.com or Credit Suisse Securities (Canada), Inc., Attention: 1 First Canadian Place, Suite 2900, PO Box 301, Toronto, Ontario M5X 1C9 (telephone: 1-416-352-4536, fax: 1-416-352-0920); and Jefferies LLC, Attention: Prospectus_Department@Jefferies.com, Toll Free Phone: 1-877-821-7388, 520 Madison Avenue, 2nd Floor New York, NY 10022.